

September 27, 2023

Thomas Ren
Chief Financial Officer
Cheetah Mobile Inc.
Building No. 11
Wandong Science and Technology Cultural Innovation Park
No.7 Sanjianfangnanli, Chaoyang District
Beijing 100024
People's Republic of China

      Re: Cheetah Mobile Inc.
           Form 20-F for the Fiscal Year Ended December 31, 2022
           Filed April 18, 2023
           File No. 001-36427

Dear Thomas Ren:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                         Sincerely,

                                         Division of Corporation Finance
                                         Office of Technology

cc: Sheryl (Xuyang) Zhang